As filed with the Securities and Exchange Commission on January 30, 2001.
                                                      Registration No. 333-51364


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                                IVAX CORPORATION
                                ----------------

             (Exact name of registrant as specified in its charter)

           Florida                             2834                      16-1003559
           -------                             ----                      ----------
(State or other jurisdiction of    (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)     Classification Code Number)     Identification Number)

                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                                 (305) 575-6000
                           --------------------------
       (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                              Carol Gillespie, Esq.
                                 General Counsel
                             4400 Biscayne Boulevard
                              Miami, Florida 33137
                                 (305) 575-6000
                                 --------------
                       (Name, address, including Zip Code,
                              and telephone number,
                   including area code, of agent for service)

                  Please send copies of all communications to:
                             Alison W. Miller, Esq.
                         Stearns Weaver Miller Weissler
                           Alhadeff & Sitterson, P.A.
                       150 West Flagler Street, Suite 2200
                              Miami, Florida 33130
                                 (305) 789-3200

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ].

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X].

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

                                             CALCULATION OF REGISTRATION FEE
========================================================================================================================

          Title of each class              Amount to be        Proposed maximum        Proposed maxi-       Amount of
          of securities to be               registered        offering price per       mum aggregate      registration
              registered                                             Share           offering price(1)         fee
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share      15,000,000              $40.43              $606,450,000       $160,103(3)
------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Rights (2)            15,000,000                --                     --                --
========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low per share sale price of the Common Stock, on the American Stock Exchange on December 4, 2000.
(2) The Common Stock Purchase Rights are attached to and trade with and transfer with the Common Stock. The Common Stock Purchase Rights are only exercisable upon the occurrence of certain prescribed events, none of which has occurred. Pursuant to Rule 457(i) of the Securities Act of 1933, no registration fee is required with respect to the Common Stock Purchase Rights.
(3) Previously paid with the initial filing of the Registration Statement on December 6, 2000.


                              --------------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold by means of this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  Subject to Completion Dated January 30, 2001



                                IVAX CORPORATION

                         15,000,000 SHARES COMMON STOCK



This prospectus covers up to 15,000,000 shares of our common stock, together with their related common stock purchase rights, which we will offer and sell from time to time, in one or more offerings, in connection with our acquisition of other businesses, assets or securities.

Our common stock is listed on the American Stock Exchange under the trading symbol "IVX."

See "Risk Factors" beginning on page 1 for a discussion of factors that you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this prospectus is_____________, 2001.

                                TABLE OF CONTENTS

                                                                           PAGE

ABOUT THIS PROSPECTUS........................................................1

THE COMPANY..................................................................1

RISK FACTORS.................................................................1

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS..............................7

USE OF PROCEEDS..............................................................8

PLAN OF DISTRIBUTION.........................................................8

SELECTED CONSOLIDATED FINANCIAL DATA.........................................9

RESTRICTIONS ON RESALE......................................................10

OTHER INFORMATION...........................................................10

WHERE YOU CAN FIND MORE INFORMATION.........................................10

INCORPORATION BY REFERENCE..................................................10

LEGAL MATTERS...............................................................11

EXPERTS.....................................................................11

                             ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement that we filed with the SEC. We will use this prospectus from time to time to make offers and sales of our common stock in connection with our acquisitions of other businesses, assets or securities. You should read this prospectus together with additional information described under the next heading "Where You Can Find More Information."

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time we deliver this prospectus or issue of the securities.


                                   THE COMPANY

         We are a multi-national company engaged in the research, development, manufacture and marketing of pharmaceutical products. We have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets. Our current business is well established, generating net revenues in 1999 of $656 million and net income of approximately $70 million. While we expect continued growth from our current products, we recognize that our long-term growth will depend on the discovery and development of new products that will satisfy currently unmet medical needs. In an effort to further our growth, we are focusing on expanding our portfolio of proprietary pharmaceutical products and brand name pharmaceutical products through our research and development efforts and through strategic acquisitions and collaborations. Although our strategy is to continue to expand our generic business, we currently anticipate that the sale of proprietary and brand name products will generate an increasing amount of our future revenues.

         We market several brand name pharmaceutical products and a wide variety of generic and over-the-counter pharmaceutical products, primarily in the United States and the United Kingdom. We also maintain operations in Argentina, China, the Czech Republic, France, Germany, Hong Kong, Hungary, India, Ireland, Italy, Kazakhstan, Latvia, Peru, Poland, Russia, the Slovak Republic, Ukraine, Uruguay, and Venezuela. We also market our products through distributors or joint ventures in other foreign markets. Our principal executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137, and our telephone number is
(305) 575-6000.


                                  RISK FACTORS

         You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

Risks Relating to Our Company

Our research and development expenditures may not result in commercially successful products.

         We spent approximately $54.2 million during 1999 on our research and development efforts. We budgeted approximately $80 million in the year 2000 for research and development expenditures. These amounts represent a significant increase in the amounts we allocated to research and development in prior periods. We may in the future increase the amounts we expend for research and development. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.

Our potential acquisitions may reduce our earnings, be difficult for us to combine into our operations or require us to obtain additional financing.

         We search for and evaluate acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. On June 20, 2000 we announced that we had acquired Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. On September 7, 2000 we announced that we had completed our acquisition of Wakefield Pharmaceuticals, Inc., a privately held company located in Alpharetta, Georgia. Wakefield Pharmaceuticals markets and sells respiratory products to allergists, ear, nose and throat doctors, lung doctors and primary care physicians. Additionally, on October 12, 2000 we announced that we had entered into an agreement to acquire Laboratorios Fustery, a Mexican pharmaceutical company which markets and distributes a broad range of medicines. Acquisitions commonly involve risks and may have a material effect on our results of operations. Any acquisitions we make may:

         o     fail to accomplish our strategic objectives,
         o     not be successfully combined with our operations and
         o     not perform as expected.

In addition, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant intangible assets and related goodwill amortization charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

We depend on our development, manufacture and marketing of new products for our future success.

         Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and generic versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

         o     continually developing and testing products;
         o proving that new products are safe and effective in clinical trials;
         o proving that there is no significant difference in the rate and extent to which the active ingredient in the generic product becomes available at the site of drug action as compared to the brand name version; and
         o     receiving requisite regulatory approval for all new products.

         Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

         o any of our products presently under development, if and when fully developed and tested, will perform as we expect;
         o we will obtain necessary regulatory approvals in a timely manner, if at all; or
         o we can successfully and profitably produce and market any of our products.

We depend on our patents and proprietary rights and cannot be certain of their confidentiality and protection.

         Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

         We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation. We use confidentiality agreements with licensees, suppliers, employees and consultants to protect our trade secrets, unpatented proprietary know-how and continuing technological innovation. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology. We also cannot be sure, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

         The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for the sale of the generic version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

         Although the parties to patent and intellectual property disputes in the pharmaceutical product area have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.

Marketing practices such as returns, allowances and charge-backs and marketing programs adopted by wholesalers may reduce sales revenues in subsequent periods.

         Based on industry practice, generic manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, the manufacturers give customers credits on the manufacturer's generic products which the customers hold in inventory after decreases in the market prices of the generic products. Like our competitors, we also give credits for charge-backs to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A charge-back is the difference between the price the wholesale customer pays and the price that the wholesale customer's end-customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, inventory allowances and charge-backs will not exceed our estimates. In the second quarter of 1996, based upon price declines at a time of significant inventory levels, these credits were approximately $44 million higher than the average levels that we experienced in prior quarters. Following our announcement of the expected credits prior to the end of the second quarter, the market price of our common stock immediately fell approximately 36%, and a number of persons subsequently filed class action litigation against us based on the decline. That class action litigation was resolved in our favor when the court dismissed it on the merits.

The concentration of ownership among our principal shareholders may permit those shareholders to influence corporate matters and policies.

         Our executive officers and directors and two additional shareholders currently have or share voting control over approximately 21.3% of our issued and outstanding common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.

A number of internal and external factors have caused and may continue to cause the market price of our stock to be volatile.

         The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including without limitation:

         o our or our competitors' announcement of technological innovations or new commercial products;
         o     changes in governmental regulation;
         o     our or our competitors' receipt of regulatory approvals;
         o our or our competitors' developments relating to patents or proprietary rights;
         o publicity regarding actual or potential medical results for products that we or our competitors have under development; and
         o     period-to-period changes in financial results.

Political and economic instability and foreign currency fluctuations may adversely affect the revenues our foreign operations generate.

         Currency exchange fluctuations and restrictions, political instability in some countries, and uncertainty as to the enforceability of, and government control over, commercial rights may affect our foreign operations.

         We sell products in many countries that are susceptible to significant foreign currency risk. We generally sell these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. Acquisitions we are currently evaluating or pursuing may increase our foreign currency risk. On May 25, 2000 we announced that we had purchased an additional 8.5% of our Czech Republic subsidiary, Galena, A.S., and during September and October 2000, Galena repurchased 2.6% of its shares bringing our ownership of Galena to 98%. On June 20, 2000 we announced our acquisition of Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. Additionally, on October 12, 2000, we announced that we had entered into an agreement to acquire Laboratorios Fustery, a Mexican pharmaceutical company which markets and distributes a broad range of medicines. Any future acquisition of additional operations that we may make may expose us to additional risk.


Future inability to obtain raw materials or products from contract manufacturers could seriously affect our operations.

         We currently obtain raw materials and other products from single domestic or foreign suppliers. Although to date we have not experienced difficulty in obtaining these raw materials and products, we cannot assure you that supply interruptions will not occur in the future or that we will not have to obtain substitute materials or products, which would require additional regulatory approvals. Further, we cannot assure you that our third party suppliers will continue to supply us. In addition, changes in our raw material suppliers could result in delays in production, higher raw material costs and loss of sales and customers because regulatory authorities must generally approve raw material sources for pharmaceutical products. Any significant interruption of supply could have a material adverse effect on our operations.

Increased indebtedness may impact our financial condition and results of operations.


         On September 30, 2000, we had approximately $297.6 million of consolidated indebtedness. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:


         o we will use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;
         o our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and
         o the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.


         General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $14.6 million of cash flow from operations will be required to discharge our annual obligations on our currently outstanding indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:


         o     seek additional financing in the debt or equity markets;
         o     refinance or restructure all or a portion of our indebtedness;
         o     sell selected assets; or
         o     reduce or delay planned capital expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

We have enacted a shareholder rights plan and charter provisions that may have anti-takeover effects.


         We have in place a shareholders rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us one-half of a share of our common stock at a price of $15 per one-half of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our board of directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.


Risks Relating to Our Industry

Our revenues and profits from generic pharmaceuticals will decline as we or our competitors introduce additional generic equivalents of those products.


         Revenues and gross profit derived from generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As patents for brand name products and the related exclusivity periods established by regulation expire, the first generic manufacturer to apply for regulatory approval for a generic equivalent of a brand name product may be entitled to a 180-day period of marketing exclusivity under the Hatch-Waxman Act. During this exclusivity period, the United States Food and Drug Administration, or FDA, cannot approve any other generic equivalent. If we are not the first generic applicant, our generic product will be kept off the market for an additional 180 days after the brand name drug's patents expire. Whether due to the 180-day period of marketing exclusivity or other factors that delay the approval of other generic competitors, the first generic equivalent on the market is usually able to initially achieve relatively high revenues and gross profit. As other generic manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. The timing of these declines is unpredictable and can result in a significantly curtailed period of profitability for a generic product. The level of revenues and gross profit attributable to generic products that we develop and manufacture is dependent, in part, on:


         o     our ability to develop and introduce new generic products;
         o     the timing of regulatory approval of generic products;
         o the number and timing of regulatory approvals of competing products;
         o strategies brand name companies adopt to maintain their market share; and
         o     our cost of manufacturing.

Generic products (but not including branded generic products) represented 59.0%, 50.9% and 33.6% of our revenues for the years ended December 31, 1999, 1998 and 1997, respectively, and 50.6% of our revenues for the nine months ended September 30, 2000.



Legislative proposals, reimbursement policies of third parties, cost containment measures and health care reform could affect the marketing, pricing and demand for our products.

         Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the following factors could significantly influence the purchase of pharmaceutical products, which would result in lower prices and a reduced demand for our product:

         o     the trend toward managed health care in the United States;
         o     the growth of organizations such as HMOs and MCOs;
         o legislative proposals to reform health care and government insurance programs; and
         o price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

These cost containment measures and health care reform proposals could affect our ability to sell our products.

         The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.



Our industry is highly competitive which affects our product selection, pricing, gross profit and market share.

         The pharmaceutical industry is intensely competitive. Most or all of the products that we sell or license will face competition from different chemical or other agents intended to treat the same diseases. Our current and future products will also face competition from traditional forms of drug delivery and from advanced delivery systems others are developing. Our competitors vary depending upon geographic regions, product categories, and within each product category, upon dosage strengths and drug delivery systems. Some of our major competitors are:

         o     3M
         o     Astra Zeneca
         o     Barr Laboratories
         o     Boehringer Ingelheim
         o     Bristol-Myers Squibb
         o     Geneva Pharmaceuticals
         o     Glaxo Wellcome
         o     Eli Lilly
         o     Mylan Pharmaceuticals
         o     Novartis Pharmaceuticals
         o     Schering-Plough
         o     Teva Pharmaceuticals

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:


         o     significantly greater financial resources;
         o     larger research and development and marketing staffs; or
         o larger production facilities or extensive experience in preclinical testing and human clinical trials.



                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This prospectus contains "forward-looking statements," or statements that are based on current expectations, estimates and projections rather than historical facts. We make these forward-looking statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond our control. Forward-looking statements typically include the words "believe," "expect," "anticipate," "intend," "estimate" or similar expressions. Many of these risks and uncertainties are included under the caption "Risk Factors."

         Our actual results could differ materially from those which these forward-looking statements contemplate as a result of factors including but not limited to economic, competitive, governmental and technological factors affecting our operations, markets, products and prices, and other factors that we discuss elsewhere in this prospectus and the other documents we file with the Securities and Exchange Commission, or the SEC.

         In light of these risks and uncertainties, the results and events the forward-looking information contained in this prospectus contemplates might not occur. We caution you not to place undue reliance on these forward-looking statements.



                                 USE OF PROCEEDS

         This prospectus relates to shares of our common stock that we may be offer and issue from time to time in the acquisition of other business, properties or securities. We will not receive any proceeding from these offerings other than the businesses or properties that we acquire.



                              PLAN OF DISTRIBUTION

         We expect to determine the terms of any acquisitions in which we will issue any of the shares covered by this prospectus by direct negotiations with the owners or controlling persons of the businesses, assets or securities that we seek to acquire.

         We will issue the shares covered by this prospectus at the time we make the acquisitions. We will value the shares at prices reasonably related to the market price of our common stock at either the time we enter into the agreement for the acquisitions or the time we complete the acquisitions.

         We do not expect that we or any other person will pay underwriting discounts or commissions in connection with our issuance of the shares under this prospectus. However, we may pay finder's fees in connection with some acquisitions. Any person to whom we pay finder's fees may be an underwriter within the meaning of the Securities Act of 1933.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following is a summary of some of our financial information. You should read the following information together with our consolidated financial statements, including their notes, included in our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the period ended September 30, 2000. The unaudited consolidated interim period financial statements include, in our opinion, all adjustments necessary for a fair presentation of the results of the unaudited interim periods. Our results of operations for interim periods are not necessarily indicative of the results we will achieve for full fiscal years.

                                                                                                              Nine Months Ended
                                                                                                                September 30,
                                                          Year Ended December 31,                                (unaudited)
                                       1999          1998          1997          1996          1995           2000          1999
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                          (in thousands, except per share data) (1) (2)
OPERATING DATA
Net revenues (3)                    $   656,269   $   625,573   $   594,286   $   658,745   $   785,949   $   548,937   $   465,235
   Gross profit                         287,134       228,821       114,304       161,969       312,753       271,178       202,223
   Selling                               78,979        79,508       100,220        98,770        70,964        69,263        55,551
   General & administrative              85,102        88,434       116,185       111,122        71,769        62,417        65,439
   Research and development              54,164        48,615        53,409        51,729        45,594        49,678        38,129
   Amortization                           3,121         3,673         3,760         4,594         2,632         6,408         2,122
   Restructuring & asset
     write-downs                           (612)       12,222        38,088        69,073            --        (4,039)          586
   Merger expenses                           --            --         2,343           557         3,392            --            --
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating income (loss)                  66,380        (3,631)     (199,701)     (173,876)      118,402        87,451        40,396
   Interest income                        6,142        11,972         5,738         1,126         1,453         9,397         5,381
   Interest expense                      (5,556)       (6,857)      (14,685)      (15,996)       (8,066)      (10,882)       (3,711)
   Other income (3)                      19,513        32,777        53,366         6,623        17,533        13,745        10,201
   Income taxes (benefit)                14,850        10,047        60,166       (52,488)       29,701        10,498        10,604
   Minority interest                     (2,085)          403        (4,086)       (5,354)       (5,302)         (533)       (1,897)
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) from continuing
operations                               69,544        24,617      (219,534)     (134,989)       94,319        88,680        39,766
Income (loss) from discontinued
operations                                  585        48,904        (8,701)      (23,690)       20,482            --           585
Net income (loss)                        70,722        71,594      (233,254)     (160,752)      114,835        86,426        40,944
Basic earnings (loss) per common
share (4):
   Continuing operations                   0.43          0.14         (1.21)        (0.76)         0.53          0.56          0.24
   Discontinued operations                   --          0.27         (0.05)        (0.13)         0.12            --            --
   Net earnings (loss)                     0.44          0.40         (1.28)        (0.89)         0.66          0.55          0.25
Diluted earnings (loss) per common
share (4):
   Continuing operations                   0.42          0.14         (1.21)        (0.76)         0.53          0.54          0.24
   Discontinued operations                   --          0.27         (0.05)        (0.13)         0.11            --            --
   Net earnings (loss)                     0.43          0.40         (1.28)        (0.89)         0.64          0.53          0.25
Weighted average number of
common shares outstanding (4):
   Basic                                161,508       178,674       182,243       181,424       174,098       156,259       163,607
   Diluted                              164,401       178,897       182,243       181,424       179,309       162,485       166,209
Cash dividends per common share     $        --   $        --   $        --   $      0.05   $      0.08   $        --   $        --

BALANCE SHEET DATA
Working capital (5)                 $   124,373   $   269,511   $   238,918   $   415,927   $   354,733   $   405,372   $   132,683
Total assets                            634,514       778,015       790,736     1,333,648     1,184,828       993,841       630,373
Total long-term debt, net of
current portion                          93,473        77,776        94,193       442,819       210,759       254,025        45,713
Shareholders' equity                    292,371       453,208       435,039       695,128       789,172       501,290       337,024

(1) The acquisition of Elvetium S.A. (Argentina), Alet Laboratories S.A.E.C.I. y E. and Elvetium S.A. (Uruguay) (collectively "Elvetium"), which was accounted for under the pooling of interests method of accounting, was recorded as of January 1, 1996. Historical figures have not been restated to give retroactive effect to the Elvetium acquisition due to the immateriality of the related amounts. Figures include the results of ImmunoVision Inc. since its purchase on July 17, 1995.
(2) Figures have been restated to reflect the classification of IVAX' intravenous products, personal care products and specialty chemicals businesses as discontinued operations.
(3) Figures for 1998 have been reclassified to conform to current period's presentation.
(4) Figures have been retroactively restated to reflect the 3-for-2 stock split effective February 22, 2000.
(5)      Excludes net assets of discontinued operations.

                             RESTRICTIONS ON RESALE

         We prepared the registration statement of which this prospectus forms a part in compliance with the requirements of the SEC's Form S-4. Under the applicable rules of the SEC, our "affiliates" may not use this prospectus to reoffer or resell any shares they acquire from us under this prospectus. Our affiliates reoffer or resell those shares only under a separate prospectus which is available for that purpose or under an available exemption from the registration requirements of the Securities Act. For these purposes, our affiliates include any persons or entities that control us, that we control or with which we are under common control. Our affiliates include our directors, executive officers and substantial shareholders and may also include the directors, executive officers or substantial shareholders of any businesses that we acquire.


                                OTHER INFORMATION


         Our acquisitions, including any of our acquisitions that involve our offer and issuance of shares of our common stock, may require approval by certain federal and state regulatory bodies. The rights of dissenting stockholders of any acquired corporation and the federal income tax consequences for persons involved in any acquisition involving the issuance of shares of our common stock will be determined on a case-by-case basis for each acquisition.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

         o Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549;
         o     Suite 1400, 500 West Madison Street, Chicago, Illinois
               60661-2511; and
         o     Suite 1300, 7 World Trade Center, New York, New York 10048.

         You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.


                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information contained in this prospectus and the incorporated filings. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

         o our Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 30, 2000 as amended by our Form 10-K/A filed on May 1, 2000 and as amended by our Form 10-K/A filed on November 7, 2000;
         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000;

         o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed on August 14, 2000;
         o our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed on November 7, 2000;
         o our Current Report on Form 8-K dated February 8, 2000 and filed on February 11, 2000;
         o our Current Report on Form 8-K dated April 27, 2000 and filed on May 8, 2000;
         o the description of our common stock contained in our Registration Statement on Form 8-B filed on July 28, 1993;
         o the description of our common stock purchase rights contained in our Current Report on Form 8-K dated December 19, 1997 and filed on December 31, 1997; and
         o all other documents we subsequently file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of the filing of this Registration Statement and before its effectiveness and all such documents that we file after its effectiveness and before the termination of the offering, each of which will be deemed to be a part of this prospectus from the date of filing, except as otherwise.

         To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), write to or call:

                                IVAX Corporation
                            4400 Biscayne Boulevard
                              Miami, Florida 33137
                         Attention: Corporate Secretary
                          Phone Number: (305) 575-6000



                                  LEGAL MATTERS

         Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., of Miami, Florida, will issue an opinion for us about legal matters regarding our issuance of the common stock.


                                     EXPERTS

         Our consolidated balance sheets as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as and for the periods indicated in their report with respect to those financial statements and have been included in this prospectus in reliance upon the authority of the firm as experts in accounting and auditing in giving such reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers


         Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.


         Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.
Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

         Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.


         The Registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

         The Registrant has entered into indemnification agreements with each of its officers and directors. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individuals involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determined the officer's or directors right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

         The Registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

Item 21. Exhibits and Financial Statement Schedules

         The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

Exhibit           Description
-------           -----------

5*                Opinion of Stearns Weaver Miller Weissler Alhadeff &
                  Sitterson, P.A.

23.1              Consent of Arthur Andersen LLP.

23.2* Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5).

24*               Power of Attorney.
----------------
*  Previously filed.

Item 22. Undertakings

         (a) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, whether applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (d) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on this 30th day of January, 2001.

                                            IVAX CORPORATION


                                            By:/s/ Phillip Frost, M.D.
                                               ---------------------------------
                                                Phillip Frost, M.D.
                                                Chairman of the Board and Chief
                                                Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                   TITLE                                    DATE
---------                                   -----                                    ----
/s/Phillip Frost, M.D.                      Chairman of the Board, Chief             January 30, 2001
------------------------------------        Executive Officer
Phillip Frost, M.D.                         (Principal Executive Officer)
                                            and Director


/s/Thomas E. Beier                          Senior Vice President - Finance          January 30, 2001
------------------------------------        and Chief Financial Officer
Thomas E. Beier                             (Principal Financial Officer)



/s/Thomas E. McClary                        Vice President - Accounting              January 30, 2001
------------------------------------        (Principal Accounting Officer)
Thomas E. McClary


*                                           Director                                 January 30, 2001
------------------------------------
Mark Andrews


*                                           Director                                 January 30, 2001
------------------------------------
Ernest Biekert, Ph.D.


*                                           Director                                 January 30, 2001
------------------------------------
Charles M. Fernandez


*                                           Director                                 January 30, 2001
------------------------------------
Jack Fishman, Ph.D.


*                                           Director, President and                  January 30, 2001
------------------------------------        Vice Chairman of the Board
Neil Flanzraich


------------------------------------        Director, Vice-Chairman of
Jane Hsiao, Ph.D.                           the Board, Chief Technical Officer


*                                           Director and Deputy Chief                January 30, 2001
------------------------------------        Executive Officer
Isaac Kaye


*By: /s/ Thomas E. Beier
     -------------------------------
         Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibits           Description
--------           -----------

23.1               Consent of Arthur Andersen LLP